SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Investor Contacts investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +5266-7758-5838 vfueyo@homex.com.mx

Homex Announces 2013 Guidance

Culiacán Mexico, December 4, 2012— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV: HOMEX] today announced its guidance for 2013.

At its Mexico1 Division, the Company is intentionally not planning to grow its revenues, preferring instead to concentrate on generating and sustaining Positive Free Cash Flow, while at the same time continuing to align its operations to regulatory changes. Homex continues to be positive about future performance of the Mexican homebuilding industry, recognizing the sustained home demand and supportive mortgage programs, which are in line with Homex’ business model of creating  successful communities through the  increased density provided by vertical construction. Today, vertical construction, represents 50 percent of total housing production at Homex. The Company is strategically well positioned to benefit from the Federal Subsidy program for vertical homes, as Homex’ customers have access to larger subsidies at the same time that the Company has less competition, and therefore higher opportunities to have a market share of the budget, while benefiting from a more expeditious collection process as all the Company’s homes collected with a subsidy are vertical.

Homex’ Infrastructure Divisionrevenue, just considering additional building service contracts2 with the Mexican Federal government and other construction work with State governments, is expected to be flat, representing approximately eight percent of total revenues for 2013. It is important to note that, these construction projects do not require capital investments from Homex, as the Company receives an initial down payment and thereafter progress payments on each project; therefore these projects represent higher returns and positive cash flows for Homex.

At its International Division, specifically Homex’ operations in Brazil, the Company expects revenue growth of approximately 59 to 77 percent. Homex continues to see an important opportunity to replicate its business model in Brazil, as the country has solid fundamentals and a housing policy that supports long-term growth in the affordable-entry level segment. During 2013, Homex will continue working to improve the efficiency of its operations, while also working with housing authorities to solve the challenging administrative bottlenecks inherent in the Brazilian system.  At the same time, the Company will follow a conservative investment strategy aligned to its collection speed.

At its Tourism Division, for 2013 the Company foresees a brighter outlook as tourist flow has increased at its projects, principally at Loreto, the Company’s most important project in this division. Nonetheless, the Tourism Division is expected to represent less than one percentof total revenues during 2013.

For 2013, and without considering the Federal Penitentiary Projects, Homex expects flat revenue growth.

Considering revenues from the Federal Penitentiary Projects, in 2013, at the Company’s Infrastructure DivisionHomex anticipates that it will start recognizing ongoing services’ revenues3 on a monthly basis, as Homex will start managing the operations of the Federal penitentiaries, which is principally, related to catering, laundry services and general maintenance of the facilities. At the same time, the Company anticipates that approximately Ps.1.0 to 1.2 billion out of a total of Ps.10.6 billion from the construction of the Federal penitentiaries will be effectively recognized during the first quarter of 2013, without penalty, as the projects had some modifications made in agreement with the Federal government, and the Company had an extension on the delivery date.

Homex’ consolidated revenue for 2013 assuming the aforementioned recognition of some construction revenues during 2013, is expected to decrease around 22 to 23 percent, as the 2012 base of comparison will include most of the construction of the two prison projects.

Homex expects an EBITDA marginfor the year of approximately 22 to 23 percent without considering revenues from the two federal penitentiaries and 23 to 24 percent when considering revenues from these projects.

For the coming year, Homex expects positive cash flow generationin the range of Ps.700 million to Ps.1.0 billion, without considering the contribution of revenues from the two Federal penitentiary projects.

On a consolidated basis, considering the two Federal penitentiaries, Homex’ cash flow is expected to be neutral to slightly negative at Ps.200 million due to the recognition of a portion of the construction revenues during 2013.  It is important to note that this revenue is recognized as an increase in accounts receivable before the service contract starts, thus creating an initial timing mismatch reflected in negative free cash flow on an accounting basis.

In the coming year, Homex expects to continue with its conservative land replacement strategy, expecting to invest approximately Ps.1.0 billion. For capital expenditures (CAPEX) Homex has included a budget of approximately Ps.280 million which considers maintenance CAPEX for its concrete plants, and capital expenditures for the maintenance and production of the Company’s aluminum moulds.

Commenting on 2013 guidance, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“Our 2013 strategy emphasizes our strong and serious commitment to sustained, positive free cash flow generation and our continuing goal to reduce our working capital cycle and de-leverage our balance sheet, so that we can revamp our growth more in line with our historical track record in 2014.  We continue to be very positive about our growth opportunities in the housing markets of Mexico and Brazil; but, we want to achieve this growth profitably and with a flexible and healthier balance sheet position.

“Today, as we see the conditions in the market, we will continue to face a reduced competition; therefore even though we will intentionally slow our growth in 2013, we will still be one of the major players in the housing industry, and we are certain that through this strategy, we will be better prepared for opportunities in the coming years. As well, we feel positive as we have made the required changes in our housing developments to improve our product offerings, while at the same time complying with the sustainability requirements proposed and supported by both the Federal Government and INFONAVIT.   Thus, we have improved our housing communities, while maintaining a very competitive product for prospective customers and providing them the benefit from access to larger subsidies.

“In our Infrastructure Division we also foresee a bright outlook, as we are now better recognized as a dependable, responsible and quality construction company at the same time that we are benefited from being a publicly traded and reliable company that gives us access to opportunities for these type of projects.  I am confident in our ability to secure additional construction work for years to come, in this division, in addition to the steady revenues that we will generate from the operation of the Federal penitentiary projects.

“Overall, we are very confident in our plans and strategies for 2013 and to continued, future success for Homex.”

2013 e Revenue Distribution by Division

1 Including revenues from the Tourism Division

2 The Company’s long-term contracts awarded by the SSP to build and operate two separate federal penitentiaries are independent from Homex on-going construction contracts with State and Federal governments, where Homex is subcontracted as constructor. Homex expects to continue to recognize revenues from these contracts, recognized separately from the expected revenues from the two federal penitentiaries.
3 According to IAS 18 accounts receivable (AR) should be amortized according to the NPV of the received payment for the period, as the AR was recognized under a NPV assumption which is equivalent to the value of the construction projects. Income from the construction will be reflected in the amortization of AR throughout the 20-year period. As the company receives the payment from the construction in a 20-year period implicit the payment from the construction has an interest gain, accordingly a portion of the total payment will be recognized as an interest gain. Concession contracts were awarded in 2010 and a payment of Ps.1.07 was defined for each of the projects and as contractually payments are indexed to inflation, payments had been indexed since 2010.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model at three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which has been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico’s operations merging the affordable and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 4 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer